UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

-----------------------------------------------------------------------------

This form 6-K consists of the following exhibits attahced hereto:

1. Press release dated July 28, 2008, relating to Tongxin International Ltd. entered into a Framework Agreement of Equtiy Transfer and Equity Joint Venture with Changsha Meihua Vehicle Manufacture co., Ltd.


-----------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ William Zielke
                                       -----------------------------
                                       Name: Willam Zielke
                                       Title: Acting Chief Financial Officer

Date: July 28, 2008


============================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated July 28, 2008, relating to Tongxin International Ltd. entered into a Framework Agreement of Equtiy Transfer and Equity Joint Venture with Changsha Meihua Vehicle Manufacture Co., Ltd.

============================================================================

New York, New York,July 28, 2008-- Tongxin International Ltd. (NASDAQ: TXIC, the "Company") announced today that the Company and Changsha Meihua Vehicle Manufacture Co., Ltd. have entered into a Framework Agreement of Equity Transfer and Equity Joint Venture ("Agreement") as of July 28, 2008.

This Agreement is pursuant to the Equity Acquisition Agreement executed on July 25, 2007 between the Company and Hunan Tongxin, in which Hunan Tongxin agreed to cause Changsha Meihua Vehicle Manufacture Co., Ltd to form with the Company a 50%/50% joint venture in China.


Contact: Mr. Rudy Wilson / William Zielke
         Tel: 248 593-8330